UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 20)*

                         Hershey Foods Corporation
                             (Name of Issuer)

                Common Stock, one dollar ($1.00) par value
                      (Title of Class of Securities)

                                427866 10 8
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement
/    /.  (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2-95)              Page 1 of 5 pages


CUSIP No. 427866 10 8         13G                       Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Hershey Trust Company
     FIN 23-0692150

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
                                   (a)  /   /
                                   (b)  /   /

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

 NUMBER OF             5 SOLE VOTING POWER
 SHARES                   14,531,294 Common Stock plus
 BENEFICIALLY             30,306,006 shares of Class B Common
 OWNED BY                 Stock ($1.00  par value) convertible share
  EACH                    for share into Common Stock for a total of
 REPORTING                44,837,300
  PERSON
  WITH                 6 SHARED VOTING POWER
                          None
                       7 SOLE DISPOSITIVE POWER
                          674,844
                       8 SHARED DISPOSITIVE POWER
                          13,856,450 Common Stock plus
                          30,306,006 shares of Class B Common
                          Stock ($1.00 par value) convertible share for share into Common Stock for a total of 44,162,456

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     14,531,294 Common Stock plus 30,306,006 shares Class B
     Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 44,837,300

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
9
      9.8% (14,531,294 of 147,622,927 outstanding)
     25.2% (44,837,300 of 178,070,835 outstanding pursuant to Rule
                13d-3(d)(1))


12 TYPE OF REPORTING PERSON*
     CO


                   *SEE INSTRUCTION BEFORE FILLING OUT!

































                                                          Page 3 of 5 Pages

Item 1(a) Name of Issuer:
          Hershey Foods Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          P.O. Box 810, Hershey, Pennsylvania  17033

Item 2(a) Name of Person Filing:
          Hershey Trust Company

Item 2(b) Address of Principal Business Office, or, if none,
     Residence:
          100 Mansion Road East, P.O. Box 445, Hershey,
          Pennsylvania 17033

Item 2(c) Citizenship:
          Pennsylvania Trust Company

Item 2(d) Title of Class Securities:
          Common Stock, one dollar ($1.00) par value

Item 2(e) CUSIP Number:
          427866 10 8

Item 3.
          Not applicable. The original statement was filed pursuant to Rule 13d-1(c).

Item 4.   Ownership:
          The following information is provided as of December 31,
     1998:
               (a)  Amount Beneficially Owned:  14,531,294 plus
                     30,306,006 shares of Class B common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 44,837,300
               (b)  Percent of Class:  9.8% (14,531,294 of 147,622,927
                     outstanding); 25.2% (44,837,300 of 178,070,835
                      outstanding pursuant  to Rule 13d-3(d)(1))
               (c)  Number of shares as to which such person has:
                     (i) sole power to vote or to direct the vote:
                     14,531,294 plus 30,306,006 shares of Class B
                     Common Stock ($1.00 par value) convertible
                     share for share into Common stock for a total of
                     44,837,300




                                        Page 4 of 5 Pages

                    (ii) shared power to vote or to direct the vote:  none
                    (iii) sole power to dispose or to direct the disposition of:
                    674,844
                    (iv) shared power to dispose or to direct the disposition of:
                    13,856,450 plus 30,306,006 shares of Class B
                    Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 44,162,456

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
     Person

     Of the 44,837,300 shares (14,531,294 common shares and 30,306,006 Class B shares) listed in response to Item 4(a), Hershey Trust Company holds 44,560,300 shares
     (14,254,294 common shares and 30,306,006
     Class B shares) in its capacity as institutional fiduciary for 66 estates and trusts, including 44,162,456 shares (13,856,450 common shares and 30,306,006 Class B shares) held as trustee for Milton Hershey School. All outstanding shares of Hershey Trust Company are owned by Hershey
     Trust Company, Trustee in Trust for Milton Hershey School.
     All fifteen members of the Board of Directors of Hershey Trust Company are presently members of the Board of Managers of Milton Hershey School, which is the governing body of Milton Hershey School.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
     Holding Company
          Not Applicable.

Item 8.   Identification and Classification of Members of the Group
          Not applicable.

Item 9.   Notice of Dissolution of Group
          Not applicable.

Item 10.  Certification

                              Page 5 of 5 Pages
          Not applicable.



Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 5, 1999             HERSHEY TRUST COMPANY


                                        By   /s/ Robert C. Vowler
                                        Robert C. Vowler, President